UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

THIRD AMENDMENT TO

SCHEDULE 13E-3
(FINAL AMENDMENT)

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF
THE SECURITIES EXCHANGE ACT OF 1934

SURREY BANCORP
(Name of the Issuer)

SURREY BANCORP
(Name of Person(s) Filing Statement)

Common Stock, no par value per share
(Title of Class of Securities)

86888W105
(CUSIP Number of Class of Securities)

Edward C. Ashby, III
145 North Renfro Street
Mount Airy, North Carolina 27030
(336) 783-3900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

Copy to:

Iain MacSween, Esq.
Brooks, Pierce, McLendon, Humphrey & Leonard, L.L.P.
230 N. Elm Street, 2000 Renaissance Plaza
Greensboro, North Carolina 24701
(336) 373-8850

This statement is filed in connection with (check the appropriate box):

☐ a.       The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐ b.       The filing of a registration statement under the Securities Act of 1933.
☐ c.       A tender offer.
☒ d.       None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$1,312,230	$133

*	For purposes of calculation of fee only, this amount is based on 102,920 shares (the number of shares of common stock of the Issuer to be converted into Class A common stock or repurchased in the proposed Reclassification) multiplied by $12.75, the Cash Election price.

**	Determined pursuant to Rule 0-11(b) by multiplying $1,312,230 by 0.0001007.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$133.00	Filing Party:	Surrey Bancorp
Form or Registration No.:	Schedule 13E-3	Date Filed:	March 17, 2016

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Third Amendment (the “Final Amendment”) to Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Transaction Statement”) is being filed by Surrey Bancorp, a North Carolina corporation (the “Company”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13e-3 thereunder to report the results of the transaction that is the subject of the Transaction Statement. The Transaction Statement is hereby amended and supplemented as follows:

Item 15. Additional Information

This Final Amendment reports the consummation of the transactions described in the Schedule 14A Proxy Statement filed by the Company with the Securities and Exchange Commission (the "SEC") on April 18, 2016 (the "Proxy Statement ") and voted upon by the shareholders of the Company at the annual meeting held on May 27, 2016 (the “Annual Meeting”). The amendment to the Company’s articles of incorporation (the “Amendment”) to implement the Reclassification Transaction (defined below and as more fully described in the Proxy Statement), was approved by a majority of the number of shares present and voting at the Annual Meeting. As a result, the Amendment was filed with the North Carolina Secretary of State on May 27, 2016.

Under the terms of the Reclassification Transaction, the Company's board of directors recommended and the Company’s shareholders adopted the Amendment, which provided for the creation of a new class of capital stock, Class A common stock, and the reclassification of each share of common stock held by holders of record of less than 300 shares of common stock into a share of Class A common stock; provided, however, that holders of record of less than 300 shares of common stock may elect to receive $12.75 for each share of common stock held by them rather than receiving shares of Class A common stock (the "Reclassification Transaction").

As a result of the Reclassification Transaction, there were fewer than 1,200 shareholders of record of the Company's common stock, which allowed the Company to terminate the registration of its common stock under Section 12(g) of the Exchange Act. On May 31, 2016, the Company filed a Form 15 with the SEC to provide notice of termination of registration of the Company's common stock under Section 12(g) of the Exchange Act.

Item 16. Exhibits

Regulation M-A Item 1016

(a)          Shareholder Letters, Notice of Special Meeting and Definitive Proxy Statement, together with the proxy card.*

(b)          Not applicable.

(c)          Opinion of Financial Advisor dated January 29, 2016.*

(d)          Not applicable.

(f)           Not applicable.

(g)          Not applicable.

*Incorporated by reference to the Company’s Schedule 14A, filed with the SEC on April 18, 2016.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of May 31, 2016

SURREY BANCORP

	By:	/s/ Edward C. Ashby, III
Name: Edward C. Ashby, III
Title: President and Chief Executive Officer

EXHIBIT INDEX

(a)          Shareholder Letters, Notice of Special Meeting and Definitive Proxy Statement, together with the proxy card.*

(b)          Not applicable.

(c)          Opinion of Financial Advisor dated January 29, 2016.*

(d)          Not applicable.

(f)           Not applicable.

(g)          Not applicable.

*Incorporated by reference to the Company’s Schedule 14A, filed with the SEC on April 18, 2016.